Exhibit (a)(2)(D)

4300 Wildwood Parkway
Atlanta, GA 30339
1-888-502-BLUE
www.BlueLinxCo.com

BlueLinx Contacts:
Doug Goforth, CFO & Treasurer	Investor Relations:
BlueLinx Holdings Inc.	Maryon Davis, Director Finance & IR
(770) 953-7505	(770) 221-2666
FOR IMMEDIATE RELEASE
BlueLinx Holdings Inc. Recommends the Tender Offer by Cerberus ABP Investors LLC
at the Increased Offer Price of $4.00 per Share
ATLANTA — September 27, 2010 — BlueLinx Holdings Inc. (NYSE:BXC) today announced that as a result of Cerberus ABP Investors LLC (“CAI”), raising the offer price to $4.00 per share, the Special Committee has unanimously recommended, on behalf of BlueLinx Holdings Inc., that the stockholders of BlueLinx accept the pending tender offer and tender their shares of common stock pursuant to the tender offer prior to the expiration of the tender offer at 12:00 midnight, New York City time, on Friday October 8, 2010. BlueLinx is today filing an amended and restated Solicitation/Recommendation Statement in an amendment to Schedule 14D-9 announcing that the Special Committee of the Board of Directors of BlueLinx has changed its previous position that it could not express an opinion with respect to the tender offer.
The Special Committee encourages BlueLinx stockholders to review the revised Solicitation/Recommendation Statement in the amendment to its Schedule 14D-9 in its entirety, which has been filed with the SEC and is being mailed to stockholders, because it contains important information. Stockholders can obtain a free copy of the amended and restated Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments thereto or other documents filed by BlueLinx with respect to the tender offer, at www.sec.gov.
About BlueLinx Holdings Inc.
Headquartered in Atlanta, Georgia, BlueLinx Holdings Inc., operating through its wholly owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. Employing approximately 2,000 people, BlueLinx offers greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. The Company operates its distribution business from sales centers in Atlanta and Denver, and its network of more than 60 distribution centers. BlueLinx is traded on the New York Stock Exchange under the symbol BXC. Additional information about BlueLinx can be found on its Web site at www.BlueLinxCo.com.
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